EXHIBIT 12.2
First BanCorp
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

Six-Month Period Ended
June 30, 2011
Including Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(37,152)
Plus:
Fixed Charges (excluding capitalized interest)	144,660

Total Earnings	$107,508

Fixed Charges:
Interest expensed and capitalized	$143,001
Amortized premiums, discounts, and capitalized
expenses related to indebtedness	31
An estimate of the interest component within rental expense	1,628

Total Fixed Charges before preferred dividends	144,660

Preferred dividends	14,298
Ratio of pre tax income to net income	1.000

Preferred dividend factor	14,298

Total fixed charges and preferred stock dividends	$158,958

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

Excluding Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(37,152)
Plus:
Fixed Charges (excluding capitalized interest)	41,076

Total Losses	$3,924

Fixed Charges:
Interest expensed and capitalized	$39,417

Amortized premiums, discounts, and capitalized
expenses related to indebtedness	31
An estimate of the interest component within rental expense	1,628

Total Fixed Charges before preferred dividends	41,076

Preferred dividends	14,298
Ratio of pre tax income to net income	1.000

Preferred dividend factor	14,298

Total fixed charges and preferred stock dividends	$55,374

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

(A)	For June 30, 2011, the ratio coverage was less than 1:1. The Corporation would have to generate additional earnings of $51.5 million to achieve a ratio of 1:1 for the six-month period ended June 30, 2011.